

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-Mail
Mr. David Zaslav
President and Chief Executive Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD  20910

> **Re:  Discovery Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 18, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 1-34177**

Dear Mr. Zaslav:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4.  Variable Interest Entities, page 78

1.      We refer to your 50-50 joint venture with Hasbro, referred to as the Hub.  We note that you have determined that based upon the level of equity at risk, the venture is a variable interest entity and that you are not the primary beneficiary.  Please revise to disclose the significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE's economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D.  Please refer to ASC 810-10-50-4(e).  In your response, please provide us with your proposed disclosures.

2.      We refer to your investment in the Hub and related guarantee of operating performance for the venture.  You state that the maximum exposure to loss under this guarantee was below $210 million at December 31, 2010 and that you believe "the likelihood is remote that the performance guarantee will not be achieved and, therefore, will not have a material adverse impact on the Company's financial position, operating results or cash flows."  Please revise to disclose how the maximum exposure to loss was determined and the period of time over which this guarantee will be in effect.  In your response, please provide us with your proposed disclosures.

3.      We refer to your 50-50 joint venture with Harpo, Inc., referred to as OWN.  We note that you have determined that based upon the level of equity at risk, the venture is a VIE and that you are not the primary beneficiary.  In this regard, please revise to disclose the significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE's economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D.  Refer to ASC 810-10-50-4(e)   and tell us how you considered future funding commitments and services such as distribution, licensing, sales and administrative support.

4.      We note that Harpo has the right to require you to purchase Harpo's interest in OWN.  Please tell us how you have accounted for this put right and your basis for that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at 202-551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Laura Maguire